March 10, 2020

By EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Frank Knapp and Melissa Kindelan

Re:     PTC Inc. (the Company)
Form 10-K for Fiscal Year Ended September 30, 2019
Filed November 18, 2019
Form 10-Q for Fiscal Quarter Ended December 28, 2019
Filed January 27, 2020
File No. 000-18059

Ladies and Gentlemen:

This letter is submitted in response to your letter dated February 25, 2020 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding PTC Inc.’s Form 10-K for Fiscal Year Ended September 30, 2019 and Form 10-Q for Fiscal Quarter Ended December 28, 2019. Please find our response to the Staff’s comment below. For your convenience, the comment in the letter is restated below, followed by our response.

Form 10-Q for Fiscal Quarter Ended December 28, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measure, page 34

1.
We note your Adjusted Free Cash Flow measure excludes charges that required cash settlement. Such charges cannot be excluded from non-GAAP liquidity measures per Item 10(e)(1)(ii)(A) of Regulation S-K. Please remove this measure or explain how it complies.

Response:

The Company acknowledges the Staff’s comment and will not include the Adjusted Free Cash Flow measure in our future SEC filings.

If you have any questions, please do not hesitate to contact me at (781) 370-5005 or ktalvitie@ptc.com.

Very truly yours,

PTC Inc.

/s/ Kristian Talvitie
Kristian Talvitie
Chief Financial Officer